[CENTRAL VALLEY COMMUNITY BANCORP LETTERHEAD]

September 5, 2008

United States Securities

and Exchange Commission

Division of Corporation Finance

Attn: Matt McNair MS 4561

100 F Street, N.E.

Washington, DC 20549

Re: File No. 333-152151

Dear Mr. McNair:

Central Valley Community Bancorp (the “Company”) will file its pre-effective Amendment No. 3 (the “Amendment”) to its registration statement No. 333-152151 on Form S-4 (“Registration Statement”) relating to the merger of the Company and Service 1st Bancorp (“Service 1st”) to reflect approval on September 5, 2008 by the FDIC of the merger.

The Company hereby requests the acceleration of the effectiveness of the Registration Statement to September 8, 2008, or as soon thereafter as is practical, following your review of the Amendment.

The Company is aware that a written request for acceleration of the effective date of the registration statement is regarded by the Staff and the Commission as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

Very truly yours,

David Kinross,

Chief Financial Officer